Goldman Sachs Trust

71 South Wacker Drive

Chicago, Illinois 60606

December 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust

Global Environmental Impact Equity Fund - Registration Statement on Form N-1A

SEC File No. 033-17619

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Trust (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Registrant on December 10, 2020 on Form RW (Accession No. 0001193125-20-314775) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form AW.

Any questions or comments regarding this filing should be directed to our counsel, Matthew Barsamian of Dechert LLP, at (202) 261-3392.

Sincerely,

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary